Total # of Exhibits: 2
Exhibit Index: pg. 2

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04038895

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of July 2004 (Second Filing)

Commission File Number: 0-29150

PROCESSED
JUL 23 2004
THOMSON FINANCIAL

Randgold & Exploration Company Limited
(Translation of registrant's name into English)

28 Harrison Street, Johannesburg, South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F **X** Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): **X**

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No **X**

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Attached to the Registrant's Form 6-K Filing for the month of July 2004, and incorporated by reference herein, are:

Exhibit No.	Description	Page
1.	(i) the Registrant's application to the JSE, dated June 9, 2004, relating to the listing of 5,000 new ordinary shares, (ii) the confirmation letter from the JSE, dated April 6, 2004 relating to the listing of 5,000 new ordinary shares, and (iii) the return of allotment of shares on Form CM 15, relating to the allotment of 5,000 ordinary shares.	5
2.	(i) the Registrant's application to the JSE, dated June 21, 2004, relating to the listing of 5,690,000 new ordinary shares, (ii) the confirmation letter from the JSE, dated April 6, 2004 relating to the listing of 5,690,000 new ordinary shares, and (iii) the return of allotment of shares on Form CM 15, relating to the allotment of 5,690,000 ordinary shares.	13

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

RANDGOLD & EXPLORATION COMPANY LIMITED

By: ______________________
John Berry
Chief Legal Officer

Dated: July 20, 2004

Exhibit 1

RANDGOLD

28 HARRISON STREET
JOHANNESBURG 2001
P O BOX 11165
JOHANNESBURG 2000
TEL. +2711 688 5000
FAX +2711 836 5724
www.randgold.co.za

2004 06 09

The Director
Listing and Equity Markets Division
JSE Securities Exchange South Africa
One Exchange Square
Gwen Lane, Sandown
SANDTON

Dear Sir

APPLICATION FOR THE LISTING OF 5 000 ORDINARY SHARES OF ONE (1) CENT EACH IN RANDGOLD & EXPLORATION COMPANY LIMITED

Application is hereby made for the listing of 5 000 new ordinary shares of one (1) cents each. The allotment price per share is as follows:

No. of Shares	Issue Price
5 000	R8.10

The shares are to be listed in terms of the Randgold (1993) Share Option Scheme. The shares should be listed under the "Mining Holding" section of the lists under the abbreviated name "Randgold". In support of our application we submit the following information:

1. The full name of the company is: Randgold & Exploration Company Limited
2. The registered office is: 28 Harrison Street, Johannesburg, 2001
   P O Box 11165, Johannesburg, 2000
3. The transfer secretaries are: Computershare Services Limited
   70 Marshall Street, Johannesburg, 2001

4. The share capital of the company prior to the matter detailed in the introduction was:

Authorised:	75 000 000	shares of one (1) cent each:	R750 000.00
Issued:	57 558 785	shares of one (1) cent each:	R575 587.85

5. The company's issued ordinary share capital after the issue of the 5 000 ordinary shares, which are the subject of this application, will be:

57 563 785	ordinary shares of one (1) cent each:	R575 637.85

6. The company has granted options to subscribe for ordinary shares in terms of the company's share option scheme.

7. The new ordinary shares will rank pari passu with the existing ordinary shares of the company in issue.

8. The directors have authorised this application in terms of a resolution dated 28 February 2002, a copy of which is attached.

9. The new shares will be allocated and issued on 11 June 2004.

10. The listing fee of R827.64 is attached hereto.

SIGNED AT JOHANNESBURG ON 9 JUNE 2004

.... DIRECTOR

.... COMPANY SECRETARIES

.... SPONSOR

RANDGOLD & EXPLORATION COMPANY LIMITED

("the Company")

RESOLUTION OF DIRECTORS PASSED AT JOHANNESBURG ON 28 FEBRUARY 2002

EXERCISE OF OPTIONS TO ACQUIRE ORDINARY SHARES IN THE SHARE CAPITAL OF THE COMPANY IN TERMS OF THE RANDGOLD (1993) SHARE OPTION SCHEME ("THE SCHEME")

RESOLVED THAT –

Any one director or the Company's legal manager and the secretary be and they are hereby authorised to allot and issue ordinary shares in the capital of the Company to participants in Randgold (1993) Share Option Scheme, in terms of that scheme, and to make application to the JSE Securities Exchange South Africa for the listing of the newly alloted shares, and to sign all documents necessary to give effect to this resolution.

CERTIFIED A TRUE COPY

....

Consolidated Mining Management Services Limited
Secretaries

10/06/04 09:57 +27 11 5208596
10 JUN 2004 10:02 JSE LISTINGS NO. 211 P. 1/1

SECURITIES EXCHANGE
SOUTH AFRICA

One Exchange Square,
Gwen Lane, Sandown,
Private Bag X991174,
Sandton, 2146, South Africa.
Telephone: (2711) 520 7000
Web: www.jse.co.za

9 June 2004
REF: MR/lm/11621

The Company Secretary
Randgold & Exploration Company Limited
P O Box 11165
JOHANNESBURG
2000

Dear Sir

ADDITIONAL SHARES: SHARE OPTION SCHEME

Your application for listing dated 9 June 2004 refers.

In reply, we advise that subject to the Rules and Regulations of this Exchange now or hereafter in force, an additional listing has been granted from Thursday, 10 June 2004 in respect of 5 000 ordinary shares of 1 cent each.

Our records reflect the authorised ordinary share capital of your company as R750 000-00 and will be amended to show the listed ordinary share capital as R575 637-85 divided into 57 563 785 ordinary shares of 1 cent each.

Thank you for payment of R827-64 in respect of the listing fee received.

Yours faithfully

D.M. DOEL : GENERAL MANAGER
LISTINGS DIVISION

CC.: HSBC Investment Services (Africa) (Pty) Limited
Attention : Doné Hattingh

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 15

Return of Allotment shares
[Section 93(3)]

Registration No. of Company
1992/005642/06

Name of Company RANDGOLD & EXPLORATION COMPANY LIMITED

1. Date of allotment of shares 11-6-2004

2. Authorised capital of company :

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Authorised capital
		75 000 000	ORD.	0-01	750 000-00
TOTAL	TOTAL	75000000		TOTAL	R 750000-00

3. Shares subscribed for in memorandum of association :

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Authorised capital
TOTAL	TOTAL			TOTAL	R

To be completed by company.

Acknowledge of receipt of return of allotments, dated 11-6-2004

Name of company RANDGOLD & EXPLORATION COMPANY LIMITED

Postal Address C/o M. A. ELOFF
P.O. BOX 11165
JOHANNESBURG, 2000

Date of receipt by Registrar of Companies
Date stamp of companies Registration Office
Registrar of Companies

4. Number of shares previously issued, paid-up and stated capital, including shares subcribed for in the memorandum.

No par value				Par value			
Number of shares	Class of shares	Issued price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up capital
			R			R	R
				57558785	ORD	0-01	575587-85
Total		Total	R	57558785 Total		Total	R 575587-85

Summary of issued capital prior to allotment :

Amount of issued paid-up capital R 575587-85

Stated Capital R —

Premium account R 670618176-55

Total issued capital R 671193764-40

5. Shares comprising this allotment :

No par value				Par value				
Number of shares	Class of shares	Issued price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, if any
		R	R			R	R	R
				5000	ORD	0-01	8-09	40500-00
Total		Total	R	5000 Total			Total	R 40500-00

6. (a) Shares allotted otherwise than cash :

No par value				Par value				
Number of shares	Class of shares	Issued price per share R	Deemed Stated Capital R	Number of shares	Class of shares	Nominal amount of each share R	Premium on each share R	Total amount of capital deemed to be paid-up R
Total		Total	R	Total			Total	R

(b) The consideration for which the shares have been allotted is as follows*

* A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.)

(c) The names and addresses of the allottees : SHARES ISSUED I.T.O. EMPLOYEE SHARE OPTION SCHEME.

Name of allottee	Address of allottee	Number of shares	Description of shares allotted
P. GOBEY	5 PRESS AVE.	5000	ORD.
	SELBY, JOHANNESBURG		
	2001		

7. Issued capital at date of this return :

No par value				Par value					
Number of shares	Class of shares	Issued price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total premium account	Total amount of paid-up capital excluding premium
		R	R			R	R	R	R
				57558785	ORD.	0-01	–	①	575587-85
				5000	ORD	0-01	8-09	⑤	50-00
Total		Total	R	Total 57563785				Total	R 575637-85

① 670618176-55 ⑤ 40450-00

Summary of total issued capital as at date of this return :

Amount of issued paid-up capital R 575637-85

Stated capital R –

Premium account R 670657799-30

Total issued R 671233437-15

Certified correct

Date 11-6-2004 Signature [signature] ~~Director/Manager~~/Secretary

Rubber stamp of company, if any, or of secretaries.

ANALYSIS OF SHARE PREMIUM ACCOUNT

		R.
BALANCE B/F		670618176-55
THIS ISSUE	40450-00	
LESS:		
ISSUE EXPENSES	(726.00)	
ALLOTMENT DUTY	(101-25)	39622-75
		670657799-30

12

Exhibit 2

RANDGOLD & EXPLORATION COMPANY LIMITED
(Registration No : 1992/005642/06)
("Randgold" or "the Company")

RESOLUTIONS OF DIRECTORS
(In terms of the Articles of Association)

APPLICATION FOR LISTING OF A TOTAL OF 5,690,000 NEW ORDINARY SHARES IN THE COMPANY

The Secretary refers to the attached letter to the JSE Securities Exchange South Africa, and it was therefore;

RESOLVED:

1. **THAT** the Company hereby apply to the JSE Securities Exchange South Africa for a listing of a total of 5,690,000 Randgold ordinary shares to be allotted and issued at R18.50 per share on Wednesday, 23 June 2004 to:

Allottee	No. of Shares
a) Koketso Angola Joint Venture	1,319,000
b) Masupatsela Angola Mining Ventures (Pty) Ltd	1,492,000
c) Quantum African Mining (Pty) Ltd	1,373,000
d) Trans Benguela Logistics (Pty) Ltd	1,506,000
TOTAL NUMBER OF SHARES	5,690,000

2. **THAT MR HENDRIK CHRISTOFFEL BUITENDAG,** a director of the Company, or any other director of the Company, be and he is hereby authorised to sign all and any documentation which may be required in terms of resolution 1 above, on behalf of the Company.

CERTIFIED A TRUE COPY
SECRETARIES: CONSOLIDATED MINING MANAGEMENT SERVICES LIMITED

PBBeale.

P B BEALE
COMPANY SECRETARY

18 JUNE 2004

JSE
SECURITIES EXCHANGE
SOUTH AFRICA

One Exchange Square,
Gwen Lane, Sandown.
Private Bag X991174,
Sandton, 2146, South Africa.
Telephone: (2711) 520 7000
Web: www.jse.co.za

22 June 2004
REF: TM/jvdm/11714

The Company Secretary
Randgold & Exploration Company Limited
P O Box 11166
JOHANNESBURG
2000

Dear Sir

ADDITIONAL SHARES: ACQUISITION OF ASSETS

Your application for listing dated 21 June 2004 refers.

In reply, we advise that subject to the Rules and Regulations of this Exchange now or hereafter in force, an additional listing has been granted from Wednesday, 23 June 2004 in respect of 5 690 000 ordinary shares of 1 cent each.

Our records reflect the authorised ordinary share capital of your company as R750 000-00 and will be amended to show the listed ordinary share capital as R632 537-85 divided into 63 253 785 ordinary shares of 1 cent each.

Thank you for payment of R54 085-18 in respect of the listing fee received.

Yours faithfully

D.M. DOEL : GENERAL MANAGER
LISTINGS DIVISION

cc. Sasfin Bank Limited
Attention : Lawrence Barnett

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 15

Return of Allotment shares
[Section 93(3)]

Registration No. of Company
1992/005642/06

Name of Company RANDGOLD + EXPLORATION COMPANY LIMITED

1. Date of allotment of shares 23-6-2004

2. Authorised capital of company :

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Authorised capital
		75000 000	ORD	0-01	750000-00
TOTAL	TOTAL	75000000		TOTAL	R 750 000-00

3. Shares subscribed for in memorandum of association :

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Authorised capital
TOTAL	TOTAL			TOTAL	R

To be completed by company.

Acknowledge of receipt of return of allotments, dated 23-6-2004

Name of company RANDGOLD + EXPLORATION COMPANY LIMITED

Postal Address C/O M.A. ELOFF
P.O. BOX 11165
JOHANNESBURG, 2000

Date of receipt by Registrar of Companies
Date stamp of companies Registration Office
Registrar of Companies

4. Number of shares previously issued, paid-up and stated capital, including shares subcribed for in the memorandum.

No par value				Par value			
Number of shares	Class of shares	Issued price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up capital
			R			R	R
				57563785	ORD.	—	575637-85
Total		Total	R	Total 57563785		Total	R 575637-85

Summary of issued capital prior to allotment :

Amount of issued paid-up capital ______ R 575637-85

Stated Capital ______ R —

Premium account ______ R 670 657 799-30

Total issued capital ______ R 671 233 437-15

5. Shares comprising this allotment :

No par value				Par value				
Number of shares	Class of shares	Issued price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, if any
		R	R			R	R	R
				5690 000	ORD.	0-01	18-49	105,265,000-00
Total		Total	R	Total 5690000			Total	R 105,265,000-00

6. (a) Shares allotted otherwise than cash :

No par value				Par value				
Number of shares	Class of shares	Issued price per share R	Deemed Stated Capital R	Number of shares	Class of shares	Nominal amount of each share R	Premium on each share R	Total amount of capital deemed to be paid-up R
Total		Total	R	Total			Total	R

(b) The consideration for which the shares have been allotted is as follows*

* A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.)

(c) The names and addresses of the allottees : SEE ATTACHED CONTRACTS.

Name of allottee	Address of allottee	Number of shares	Description of shares allotted
KOKETSO ANGOLA JOINT VENTURE	FOREST LODGE, 13 ESTWOLD WAY, SAXONWOLD, 2001	1319000	ORD
MASUPATSELA ANGOLA MINING VENTURES	2 COMMERCE SQUARE RIVONIA RD. SANDTON, 2196	1492000	ORD
QUANTUM AFRICAN MINING	34 A SEVENTH AVE. HOUGHTON, 2001	1373000	ORD
TRANS BENGUELA LOGISTICS	2 COMMERCE SQUARE, RIVONIA, RD, SANDTON,	1506 000	ORD

7. Issued capital at date of this return :

No par value				Par value					
Number of shares	Class of shares	Issued price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total premium account	Total amount of paid-up capital excluding premium
		R	R			R	R	R	R
				57563785	ORD	0-01	—	①	57563785
				5690000	ORD	0-01	18·49	②	56900,00
Total		Total	R	Total 63253785				Total	R 632537,85

Summary of total issued capital as at date of this return :

Amount of issued paid-up capital R 632 537-85

Stated capital R —

Premium account R 775 555 292-80

Total issued R 776 187 830-65

Certified correct

Date ~~25~~ 23-6-2004

Signature [signature] ~~Director/Manager/~~Secretary

Rubber stamp of company, if any, or of secretaries.

ANALYSIS OF SHARE PREMIUM ACCOUNT

		R.
BALANCE B/F		670657799-30
THIS ISSUE	105208100-00	
LESS:		
ISSUE EXPENSES	(47444-00)	
ALLOTMENT DUTY	(263 162-50)	104897493-50
		775 555292-80